[PHOTON DYNAMIC, INC. LETTERHEAD]
VIA EDGAR
November 21, 2005
David Burton
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Photon Dynamics, Inc.
Item 4.02 Form 8-K
Filed November 8, 2005
File No. 000-27234
Gentlemen:
     On behalf of Photon Dynamics, Inc., we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 15, 2005, with respect to the current report referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter.
Form 8-K dated May 2, 2005 (We assume that the Staff meant November 8, 2005)
Item 4.02(a). Non-Reliance on Previously Issued Financial Statements
1.	We note that you intend to file restated financial statements. However you have not indicated how or when you intend to do so. Please tell us how and when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

We respectfully advise the Staff that we are, concurrently with the filing of this response to the Comments, filing our Amendment No. 1 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

2.	Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-Q for the period ended June 30, 2005 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end September 30, 2005. We note your report of a similar situation occurring in Form 8-K filed May 4, 2005.

As disclosed in our Amendment No. 1 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, our certifying officers have reconsidered the effect on the adequacy

David Burton
Securities and Exchange Commission
November 21, 2005

of our disclosure controls and procedures as of the end of the period covered by our Form 10-Q for the period ended June 30, 2005 in light of the material error we disclosed, and concluded that our disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Our certifying officers are currently evaluating our disclosure controls and procedures as of September 30, 2005, and have not yet reached a conclusion on the effectiveness of our disclosure controls and procedures as of September 30, 2005.
* * * *
     In addition, pursuant to your request, Photon Dynamics acknowledges:
•	Photon Dynamics is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Photon Dynamics may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call me at (408) 360-3026 if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ Jeffrey Hawthorne
Jeffrey Hawthorne
President and Chief Executive Officer